UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LeddarTech Holdings Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

52328E105

(CUSIP Number(s))

Investissement Québec

1001 Boulevard Robert-Bourassa, Suite 1000

Montreal, Quebec, H3B 0A7, Canada

Attention: Secretary

Email: affaires.juridiques@invest-quebec.com

(514) 349-4534

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52328E105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Investissement Québec
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Québec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,364,838
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 4,364,838
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,364,838
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.82% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)	Immediately prior to the entering into of the Bridge Financing Offer described in Item 3 below, the Reporting Person held (i) 4,364,838 Common Shares, (ii) 13,890 common share purchase warrants (exercisable for 13,890 Common Shares), (iii) 1,091,205 Common Shares issuable upon conversion of certain non-voting special shares of the Issuer, and (iv) Convertible Notes in the aggregate principal amount of US$15,000,000 (convertible into 1,500,000 Common Shares before giving effect to any payment-in-kind (PIK) interest accrual)), which represent 14.82% of the 29,453,672 Common Shares issued and outstanding as at August 16, 2024, and 16.64% of the 35,332,400 Common Shares issued and outstanding on a partially diluted basis taking into account only those securities held by the Reporting Person that are capable of being converted into Common Shares. As a result of the Bridge Financing Offer described in Item 3 below, and assuming the disbursement of the entire amount of the IQ Bridge Loan (US$2,000,000 was advanced on August 19, 2024 and US$1,000,000 may be advanced in accordance with the terms and conditions of the Bridge Financing Offer) plus the IQ Issue Discount (US$1,000,000), the Reporting Person will hold (i) 4,364,838 Common Shares, (ii) 13,890 common share purchase warrants (exercisable for 13,890 Common Shares), (iii) 1,091,205 Common Shares issuable upon conversion of certain non-voting special shares of the Issuer, (iv) Convertible Notes in the aggregate principal amount of US$15,000,000 (US$1,500,000 of which is convertible into 750,000 Common Shares and US$13,500,000 of which is convertible into 1,350,000 Common Shares before giving effect to any PIK interest accrual), and (v) the IQ Bridge Loan in the principal amount of US$4,000,000 (convertible into 800,000 Common Shares), which represent 14.82% of the 29,453,672 Common Shares issued and outstanding as at August 16, 2024, and 19.82% of the 36,732,400 Common Shares issued and outstanding on a partially diluted basis taking into account only those securities held by the Reporting Person that are capable of being converted into Common Shares. The calculations relating to beneficial ownership do not include the 1,091,205 Common Shares issuable upon conversion of certain non-voting special shares of the Issuer held by the Reporting Person since there are certain earn-out and price conditions attaching to such shares and the Reporting Person does not currently have the ability to convert the shares into Common Shares.

Item 1.	Security and Issuer

This amended statement on Schedule 13D (this “Statement”) is being filed with respect to common shares, no par value per share (“Common Shares”), of LeddarTech Holdings Inc. (the “Issuer”), a corporation incorporated and existing under the Canada Business Corporations Act, and amends and supplements the original Schedule 13D of the Reporting Person filed on January 3, 2024 (the “Original Schedule 13D”). The address of the principal executive offices of the Issuer is 240-4535 Boulevard Wilfrid-Hamel, Québec, Québec, G1P 2J7, Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D, as amended. Except as further amended or supplemented hereby, the information set forth in the Original Schedule 13D remains unchanged.

Item 2.	Identity and Background

(a)	This Statement is being filed by Investissement Québec (the “Reporting Person”).

(b)	The business address of the Reporting Person is 1001 Boulevard Robert-Bourassa, Suite 1000, Montreal, Quebec, H3B 0A7, Canada.

(c)	The Reporting Person is a joint-stock company constituted under section 1 of an Act respecting Investissement Québec established by the Government of Québec to favor investment in Québec by Québec-based and international companies.

(d)-(3)	Neither the Reporting Person nor, to the best knowledge of each of them, any of the executive officers and members of the board of directors of the Reporting Person set forth on Schedule I hereto, during the past five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the board of directors of the Reporting Person is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D supplemented as follows:

The Reporting Person is filing this Statement in respect of its investment in the Issuer to reflect the Reporting Person’s participation in a bridge financing offer (“Bridge Financing Offer”) dated August 16, 2024 by the Reporting Person and two other lenders, as initial bridge lenders, which was accepted on the same day by the Issuer and which provides, among other things and subject to certain conditions, that the bridge lenders agree to make available to the Issuer secured bridge loans in the aggregate principal amount of US$9,000,000 for the purpose of providing the Issuer with the cash necessary to complete one or more follow-on offerings after August 16, 2024 (collectively, the “Follow On Offering”) on the Nasdaq Global Market for an aggregate gross proceeds amount of not less than US$35,000,000.

Pursuant to the Bridge Financing Offer, the Reporting Person granted the Issuer a bridge to equity term loan (the “IQ Bridge Loan”) in an aggregate amount of US$3,000,000, of which USD$2,000,000 was advanced on August 19, 2024. The second advance of US$1,000,000 will be available on October 15, 2024 (or shortly thereafter) once the Issuer satisfies the conditions precedent set forth in the Bridge Financing Offer.

The IQ Bridge Loan is issued at an issue discount (the “IQ Issue Discount”) such that an amount representing 1/3 of any outstanding principal amount under the IQ Bridge Loan is payable concurrently with any outstanding principal amounts due under the IQ Bridge Loan. Accordingly, if the entire amount of the IQ Bridge Loan is disbursed, then the total amount due and payable by the Issuer to the Reporting Person shall be US$4,000,000. The IQ Bridge Loan matures on November 15, 2024, and will be due and payable earlier upon the occurrence of certain other events, such as a change in control.

The Bridge Financing Offer provides that following the closing of a Follow On Offering for aggregate gross proceeds of US$35,000,000 or more, the Reporting Person shall be required to convert the IQ Bridge Loan into the securities it would have received had the Reporting Person invested 1.125 times the amount of all outstanding principal amounts under the IQ Bridge Loan and all other amounts owed to IQ under the Bridge Financing Offer (including the IQ Issue Discount). At this time, it is not possible to calculate the number of Common Shares that could be issuable to the Reporting Person pursuant to such a forced conversion of the IQ Bridge Loan.

In addition, and notwithstanding the terms of the existing secured convertible notes in the aggregate principal amount of US$15,000,000 that were issued to the Reporting Person in 2023 (the “Convertible Notes”), the Bridge Financing Offer provides that IQ may convert up to US$1,500,000 of its holding of the Convertible Notes into Common Shares at a conversion price of US$2.00 per share within a month following August 19, 2024, representing the right for the Reporting Person to acquire an additional 750,000 Common Shares during such period. The remaining principal amount of Convertible Notes held by the Reporting Person, namely US$13,500,000, continue to be convertible at the original conversion price of US$10.00 per share.

Finally, before conversion or repayment in full of the IQ Bridge Loan in accordance with the Bridge Financing Offer, the Reporting Person may elect, in its sole discretion, to convert the IQ Bridge Loan in full into such number of Common Shares equal to the quotient of (i) the outstanding principal amount under the IQ Bridge Loan and all other amounts owed to it under the Bridge Financing Offer (including the IQ Issue Discount), divided by (ii) US$5.00, representing the right for the Reporting Person to acquire an additional 800,000 Common Shares during such period (assuming the disbursement of the entire amount of the IQ Bridge Loan (US$3,000,000) plus the IQ Issue Discount (US$1,000,000)).

Immediately prior to the entering into of the Bridge Financing Offer, the Reporting Person held (i) 4,364,838 Common Shares, (ii) 13,890 common share purchase warrants (exercisable for 13,890 Common Shares), (iii) 1,091,205 Common Shares issuable upon conversion of certain non-voting special shares of the Issuer, and (iv) Convertible Notes in the aggregate principal amount of US$15,000,000 (convertible into 1,500,000 Common Shares before giving effect to any PIK interest accrual), which represent 14.82% of the 29,453,672 Common Shares issued and outstanding as at August 16, 2024, and 16.64% of the 35,332,400 Common Shares issued and outstanding on a partially diluted basis taking into account only those securities held by the Reporting Person that are capable of being converted into Common Shares. As a result of the Bridge Financing Offer, and assuming the disbursement of the entire amount of the IQ Bridge Loan (US$2,000,000 was advanced on August 19, 2024 and US$1,000,000 may be advanced in accordance with the terms and conditions of the Bridge Financing Offer) plus the IQ Issue Discount (US$1,000,000), the Reporting Person will hold (i) 4,364,838 Common Shares, (ii) 13,890 common share purchase warrants (exercisable for 13,890 Common Shares), (iii) 1,091,205 Common Shares issuable upon conversion of certain non-voting special shares of the Issuer, (iv) Convertible Notes in the aggregate principal amount of US$15,000,000 (US$1,500,000 of which is convertible into 750,000 Common Shares and US$13,500,000 of which is convertible into 1,350,000 Common Shares before giving effect to any PIK interest accrual), and (v) the IQ Bridge Loan in the principal amount of US$4,000,000 (convertible into 800,000 Common Shares), which represent 14.82% of the 29,453,672 Common Shares issued and outstanding as at August 16, 2024, and 19.82% of the 36,732,400 Common Shares issued and outstanding on a partially diluted basis taking into account only those securities held by the Reporting Person that are capable of being converted into Common Shares. The calculations relating to beneficial ownership do not include the 1,091,205 Common Shares issuable upon conversion of certain non-voting special shares of the Issuer held by the Reporting Person since there are certain earn-out and price conditions attaching to such shares and the Reporting Person does not currently have the ability to convert the shares into Common Shares.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Person beneficially owns the securities of the Issuer for general investment purposes. The Reporting Person may, from time to time, depending on prevailing market, economic and other conditions, acquire additional Common Shares or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of Common Shares or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Issuer in the open market, in privately negotiated transactions, pursuant to Rule 10b5-1 trading plans or otherwise.

The Issuer entered into an investor rights agreement (the “Investor Rights Agreement”), dated December 21, 2023, with the Reporting Person. Pursuant to the Investor Rights Agreement, among other things, for as long as the Reporting Person continues to hold more than 60% of equity interests that it held in the Issuer as a result of the closing of the Business Combination (see the Original Schedule 13D), the Reporting Person has the right to nominate one director to the board of directors of the Issuer. At the time of filing of this Statement, the Reporting Person has nominated one director to the board of directors of the Issuer.

Any director nominated by the Reporting Person to the board of directors of the Issuer may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; however, the Reporting Person, at any time and from time to time, may review, reconsider and change its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	See Items 7-11 and 13 of the cover page of this Statement for the Reporting Person and Item 2 above.

(c)	Except as reported in this Statement, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As disclosed in Item 4 above, in connection with the closing of the Business Combination, the Issuer and the Reporting Person entered into the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, among other things, for as long as the Reporting Person continues to hold more than 60% of equity interests that it held in the Issuer as a result of the closing of the Business Combination, the Reporting Person has the right to nominate one director to the board of directors of the Issuer. At the time of filing of this Statement, the Reporting Person has not yet nominated a director to the board of directors of the Issuer.

The foregoing is only a summary of the terms of the Investor Rights Agreement and does not purport to be complete. Such summary is qualified by reference to the full text of the Investor Rights Agreement. An unofficial English translation copy of the Investor Rights Agreement is filed as Exhibit 1 to this Statement and is hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
2	Financing Offer Letter dated as of August 16, 2024, between LeddarTech Holdings Inc., VayaVision Sensing Ltd., Fédération des Caisses Desjardins du Québec, FS LT Holdings II LP and Investissement Québec (incorporated by reference to Exhibit 10.22 to the Issuer’s Registration Statement on Form F-1 filed August 19, 2024)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2024

INVESTISSEMENT QUÉBEC

(signed) André Dessureault
	Name:	André Dessureault
	Title:	Director, Legal Affairs, Investments Investissement Québec

DIRECTORS AND EXECUTIVE OFFICERS OF

INVESTISSEMENT QUÉBEC

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Investissement Québec (“IQ”) are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with IQ and (ii) the business address of each director and executive officer of IQ is 1001 Boulevard Robert-Bourassa, Suite 1000, Montréal, Québec, H3B 4L4, Canada.

Name	Relationship to IQ	Present Principal Occupation	Citizenship
Geneviève Fortier	President, Board of Directors	Chief Executive Officer, Promutuel Assurance	Canada
Bicha Ngo	President and Chief Executive Officer, Director	President and Chief Executive Officer of IQ	Canada
Jonathan Gignac	Director	Deputy Minister of the Ministry of Economy, Innovation and Energy	Canada
Anne Bourhis	Director	Human Resources Management Professor, HEC Montréal	Canada
Gaétan Desroches	Director	Corporate Director	Canada
Catherine Dubé	Director	Business Executive and Management Consultant, Coboom	Canada
Louis-Daniel Gauvin	Director	Corporate Director	Canada
Manon Genest	Director	Founding Partner, General Manager, Montréal Office, TACT Intelligence-conseil	Canada
Mélissa Gilbert	Director	Executive Vice-President and Leader, Finance, Beneva	Canada
Shahir Guindi	Director	Former National Co-Chair, Partner, Corporate, Osler, Hoskin & Harcourt LLP	Canada
Claudine Roy	Director	Corporate Director	Canada
Louise Sanscartier	Director	Governance Consultant and Corporate Director	Canada
Marie-Soleil Tremblay	Director	Full Professor, École Nationale d’Administration Publique	Canada
Claude Farrier	Senior Vice-President, Private Equity	Senior Vice-President, Private Equity of IQ	Canada
Laurent Naud	Senior Vice-President, Chief Financial Officer	Senior Vice-President, Chief Financial Officer of IQ	Canada
Gladys Caron	Senior Vice-President, Strategy and External Communications	Senior Vice-President, Strategy and External Communications of IQ	Canada
David Bahan	Senior Vice-President, Economic Development	Senior Vice-President, Economic Development of IQ	Canada

Name	Relationship to IQ	Present Principal Occupation	Citizenship
Pierre Leblanc	Senior Vice-President, Chief of Information Technology	Senior Vice-President, Chief of Information Technology of IQ	Canada
Hubert Bolduc	Senior Vice-President, Investissement Québec International	Senior Vice-President, Investissement Québec International	Canada
Jean-Philippe Ménard	Senior Vice-President, Regional Network and Innovation	Senior Vice-President, Regional Network and Innovation of IQ	Canada
Marie Zakaïb	Senior Vice-President, Human Resources and Internal Communications	Senior Vice-President, Human Resources and Internal Communications of IQ	Canada
Sylvain Gendron	Senior Vice-President, Chief of Risk Management and Legal Affairs	Senior Vice-President, Chief of Risk Management and Legal Affairs of IQ	Canada